Exhibit 99.1

Agenda for the Annual General Meeting of Shareholders (AGM) of MYT Netherlands Parent B.V. (the Company) to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany, on Tuesday, November 12, 2024, starting at 18.00 CET

1.	Opening

2.	Dutch statutory annual report for the financial year that ended on 30 June 2024 (FY 2024)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2024*

5.	Discharge

a.	Proposal to discharge the members of the management board of the Company (the Management Board) from liability for their duties performed during FY 2024*
b.	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2024*

6.	Amendment of the articles of association of the Company*

Amendment of the requirement of German residency for all members of the Management Board into a requirement for the majority of the members of the Management Board (article 13.1 of the articles of association of the Company)

7.	Composition and remuneration of the Management Board
a.	Proposal to appoint Amber Pepper as member of the Management Board*
b.	Proposal for an award of Restricted Share Units in the Company and for the eligibility for annually awarding a performance related long term incentive to Amber Pepper as member of the Management Board*
c.	Proposal to re-appoint Michael Kliger as member of the Management Board*
d.	Proposal to re-appoint Dr Martin Beer as member of the Management Board*
e.	Proposal to re-appoint Sebastian Dietzmann as member of the Management Board*
f.	Proposal to re-appoint Gareth Locke as member of the Management Board*

8.	Composition of the Supervisory Board
a.	Proposal to re-appoint Nora Aufreiter as member of the Supervisory Board*
b.	Proposal to re-appoint David Kaplan as member of the Supervisory Board*
c.	Proposal to re-appoint Marjorie Lao as member of the Supervisory Board*
d.	Proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board*
e.	Proposal to re-appoint Susan Saideman as member of the Supervisory Board*
f.	Proposal to re-appoint Michaela Tod as member of the Supervisory Board*
g.	Proposal to re-appoint Sascha Zahnd as member of the Supervisory Board*

9.	Authorization of the Management Board to issue shares or grant rights to acquire shares in in the share capital of the Company*

10.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM to be held on November 12, 2024

Re item 2: Dutch statutory annual report for FY 2024

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2024. For further details, please refer to the Dutch statutory annual report for FY 2024.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2024 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2024*

The Dutch statutory accounts for FY 2024 are included in the Company’s Dutch statutory annual report for FY 2024. These have been drawn up by the Management Board and audited by KPMG Accountants N.V., who have issued an unqualified opinion. A representative of the auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2024.

Re item 5a: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2024, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5b: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2024, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6: Amendment of the articles of association of the Company*

It is proposed to amend the articles of association of the Company to remove the requirement of German residency for all members of the Management Board (article 13.1 articles of association) from the articles of association of the Company and to change it to a requirement of Germany residency for a majority of the members of the Management Board. The proposed amendment of the articles of association also includes granting a power of attorney to every member of the Management Board, the Company’s corporate secretary, and every civil law notary (and deputy civil law notary), candidate civil-law notary, paralegal and notarial assistant at Baker & McKenzie Amsterdam N.V. in Amsterdam, The Netherlands, to have the deed of amendment of the articles of association executed. A complete version of the proposed amendment of the articles of association and the explanatory notes are available free of charge at mytheresa.com and are included in the meeting documents.

Re item 7: Composition and remuneration of the Management Board

Re item 7a. Proposal to appoint Amber Pepper as member of the Management Board*

In March 2024, Isabel May resigned as Chief Customer Experience Officer and stepped down from the Management Board. The Company retained an external search consultancy to conduct a search process in conjunction with the Supervisory Board to identify a suitable candidate to succeed Ms May. It is proposed that Ms Amber Pepper be appointed as member of the Management Board of the Company. The proposed appointment of Amber Pepper as member of the Management Board is subject to the approval by the AGM and subsequent effectuation of the amendment of the articles of association of the Company proposed under item 6 of the agenda of the AGM. Amber Pepper will start her service as Chief Customer Experience Officer on October 1, 2024.

Amber Pepper, British nationality, year of birth: 1979

Amber Pepper is the former Vice President Marketing, Communications & E-Commerce EMEAI at Tapestry. During her time at Tapestry from 2013 – 2023 she held various executive roles covering marketing, communications and e-commerce. Before that she held senior positions at Farfetch, Harrods and PRCO. Amber Pepper has extensive experience in the fashion and luxury industry. She holds a law degree from University College London, UK.

The Supervisory Board recommends appointing Amber Pepper as member of the Management Board with effect as of the amendment of the articles of association of the Company for a period of four years. In line with the Dutch Corporate Governance Code and the Company’s articles of association, the term of appointment of Amber Pepper will expire at the end of the annual general meeting to be held in 2028. In accordance with the articles of association of the Company, the Supervisory Board has made a binding recommendation regarding the appointment of Amber Pepper.

Re item 7b. Proposal for an award of Restricted Shares Units in the Company and for the eligibility for annually awarding of a performance share based related long term incentive of Ms Amber Pepper as member of the Management Board *

Consistent with the remuneration policy for members of the Management Board, Amber Pepper will be eligible to receive a remuneration package consisting of inter alia a performance related share based long term incentive. The goals of the Company’s performance-related long-term share based incentives (the LTI) are to encourage sustainable long-term economic and shareholder value creation, to align the interests of the Management Board with those of the shareholders and to ensure retention of the members of the Management Board.

The terms and conditions of the LTI shall be subject to the Company’s 2023 Omnibus Incentive Compensation Plan (LTI Plan) as in effect from time to time, and award agreements to be entered into between the Company and the Management Board members.

The number, terms and frequency of periodic LTI Awards granted to a member of the Management Board will be determined by the Supervisory Board. Market levels, as well as company-specific circumstances, will be taken into account in determining the appropriate number, terms and frequency for LTI Awards granted to a member of the Management Board.

The initial LTI Award for the cycle FY 26 – FY 28 that Amber Pepper will be eligible to receive after appointment as member of the Management Board will represent an aggregate value of USD 500,000, subject to Amber Pepper being appointed as member of the Management Board. Each subsequent annual Incentive Award will be granted to Amber Pepper after the date of the annual general meeting of the Company subject to Amber Pepper’s service as member of the Management Board through such date.

For FY 25, Amber Pepper will be granted an award of restricted share units representing a value of USD 375,000 vesting on October 1, 2025, subject to Amber Pepper’s unterminated service on July 1, 2025.

The Supervisory Board seeks the approval of the AGM for this proposal.

Re items 7c. – 7f: Composition of the Management Board

c.	Proposal to re-appoint Michael Kliger as member of the Management Board*

d.	Proposal to re-appoint Dr. Martin Beer as member of the Management Board*

e.	Proposal to re-appoint Sebastian Dietzmann as member of the Management Board*

f.	Proposal to re-appoint Gareth Locke as member of the Management Board*

The managing directors of the Company will retire from the Management Board of the Company at the AGM and they each offer themselves for re-appointment. All managing directors are eligible and have stated their willingness to accept a re-appointment.Michael Kliger was appointed as a member of the Management Board and CEO of the Company in September 2020. Dr. Martin Beer was appointed in September 2020 as a managing director of the Company and as Chief Financial Officer. Sebastian Dietzmann was appointed as managing director and Chief Operations Officer in January 2021. Gareth Locke as appointed as managing director and Chief Growth Officer in January 2021. During FY 2024, the Nominations, Governance and Sustainability Committee (NGSC) undertook an internal effectiveness review of the functioning and constitution of the Management Board. Based on the review by the NGSC, the NGSC believes that the contribution and performance of all managing directors seeking re-appointment at the AGM continues to be effective, and that they each demonstrate commitment to their respective roles. Accordingly, the NGSC recommends the re-appointment of all managing directors. In accordance with article 13 clause 2 of the the articles of association of the Company, the Supervisory Board has made a binding recommendation regarding the re-appointment of Michael Kliger, Dr. Martin Beer, Sebastian Dietzmann and Gareth Locke as managing directors with effect from the close of the AGM for a period of four years, therefore ending at the close of the general meeting to be held in 2028.

The relevant biographical information concerning Michael Kliger, Dr. Martin Beer, Sebastian Dietzmann and Gareth Locke are included in these explanatory notes to the agenda.

Re item 8: Composition of the Supervisory Board

a.	Proposal to re-appoint Nora Aufreiter as member of the Supervisory Board*
b.	Proposal to re-appoint David Kaplan as member of the Supervisory Board*
c.	Proposal to re-appoint Marjorie Lao as member of the Supervisory Board*
d.	Proposal to re-appoint Cesare Ruggiero as member of the Supervisory Board*
e.	Proposal to re-appoint Susan Saideman as member of the Supervisory Board*
f.	Proposal to re-appoint Michaela Tod as member of the Supervisory Board*
g.	Proposal to re-appoint Sascha Zahnd as member of the Supervisory Board*

All supervisory directors of the Supervisory Board will retire from the Supervisory Board of the Company at the AGM and they each offer themselves for re-appointment. During FY 2024, the NGSC undertook an internal effectiveness review of the functioning and constitution of the Supervisory Board and its committees. Based on this review, the NGSC believes that the contribution and performance of each supervisory director seeking re-appointment at the AGM continues to be effective, and that they each demonstrate commitment to their respective roles in the Company. The NGSC believes that all of the supervisory directors seeking re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their independence or judgement. Messrs. Cesare Ruggiero (CPPIB) and David Kaplan (Ares) are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding LLC. Messrs. Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

Accordingly, the NGSC recommends the re-appointment of each supervisory director. All supervisory directors are eligible and have stated their willingness to accept re-appointment. In accordance with recommendations of the NGSC and article 23 clause 1 of the articles of association, it is recommended by the Supervisory Board that Mmes Nora Aufreiter, Marjorie Lao, Susan Saideman and Michaela Tod and Messrs David Kaplan, Cesare Ruggiero and Sascha Zahnd are re-appointed as supervisory directors of the Company with effect from the close of the AGM for a period of four years, with with due regard for article 23 clause 3 of the articles of association of the Company.

The relevant biographical information concerning Nora Aufreiter, David Kaplan, Marjorie Lao, Cesare Ruggiero, Susan Saideman, Michaela Tod and Sascha Zahnd are included in these explanatory notes to the agenda.

Re item 9: Proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company

The proposal to authorize the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company is intended to give the Management Board flexibility: (a) in financing the Company in the most efficient manner, (b) in covering the Company’s obligations related to share-based remuneration, such as those under the long-term incentive plans and any employee stock purchase plan under which employees may acquire the Company’s securities and (c) in the context of mergers, acquisitions and/or strategic alliances. Adoption of these proposals by the AGM will replace the current authorization of the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company, which was granted by the general meeting of the Company on 17 September 2020. The authorization to the Management Board to issue shares or grant rights to acquire shares in the share capital of the Company will be granted for a period of five years effective as of the closing of the AGM.

Biographical information concerning directors seeking re-appointment at the AGM

Management Board (agenda item 7)

Michael Kliger (1967)  Mr. Kliger has served as Chief Executive Officer and as a member of the Management Board since September 2020. He has served as President and Chief Executive Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since March 2015. He previously served as VP International at eBay Enterprise from March 2013 to February 2015. Previously, Mr. Kliger served as Executive Director at Accenture from September 2010 to December 2012. Prior to that, Mr. Kliger served as Managing Director at First Capital Partners GmbH from September 2007 to September 2010. Prior to that, Mr. Kliger served as Vertriebsgeschäftsführer at real,- SB-Warenhaus GmbH from January 2005 to April 2007. Prior to that, Mr. Kliger worked at McKinsey & Company from February 1992 to December 2004 serving last as Principal. Mr. Kliger also served as a member of the Board of Directors of Valora AG from March 2017 until October 2002 and served as Chair of the Nomination and Compensation Committee. He holds an MBA from Kellogg School of Management and a Diploma degree from the Berlin University of Technology.

Dr. Martin Beer (1968) Dr. Beer has served as Chief Financial Officer and as a member of the Management Board since September 2020. Before joining Mytheresa in 2019, Martin Beer spent 14 years in CFO and COO roles in fast growth digital focused and B2C and B2B e-commerce companies, namely RUBIX, SYNLAB, Weltbild and DBH. Prior to this, he worked at McKinsey & Company for five years, where he was part of the European Consumer Goods Leadership Team. He holds a Masters degree in Finance and Entrepreneurial Leadership and a PHD from the European Business School.

Sebastian Dietzmann (1974)   Mr. Dietzmann has served as Chief Operating Officer since November 2020 and as a member of the Management Board since February 2021. He has served as Chief Operating Officer and Managing Director of each of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and Mytheresa Service GmbH since July 2015. He previously served as Senior Director & Head of eCommerce Services International at eBay Enterprise from August 2011 to June 2015. Prior to that, he served as Senior Director Business Management at GSI Commerce from January 2010 to July 2011. Prior that, he served as Vice President of Product Management and Distribution at product + concept GmbH from March 2005 to March 2008. He holds a Diplom-Kaufmann degree from the Berlin School of Economics and Law.

Gareth Locke ((1975) Mr. Locke has served as Chief Growth Officer since November 2020 and as member of our Management Board since February 2021. Mr. Locke has served as Chief Growth Officer of mytheresa.com GmbH since July 2016. He previously served as Head of Marketing for Zooplus AG from January 2012 until May 2016. Mr. Locke also served as Managing Director of Zooplus France SARL. Prior to that, he was Associate Partner at Aquarius Consulting GmbH from April 2010 until December 2011. Prior to that, he served as Manager Corporate Development at PAYBACK GmbH from May 2005 to March 2010, as Project Manager at Ayming GmbH from January 2003 to May 2005 and as a Consultant at Accenture in London from September 1999 to November 2002. Mr. Locke holds a Graduate business degree from the Burgundy School of Business and an MA in Economics and Finance from Leeds University Business School.

Supervisory Board (agenda item 8)

Nora Aufreiter (1959)  Ms. Aufreiter was appointed as member and chairperson of our Supervisory Board effective 1 July 2021. She currently serves on the Audit Committee, the Compensation Committee and the Nominations, Governance and Sustainability Committee. She is a former director and senior partner of McKinsey & Company, a global management consulting firm. Throughout her 27 year career at McKinsey, Ms. Aufreiter held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Retail practice, the Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in the U.S., Canada and internationally serving her clients in consumer facing industries including major retailers, financial institutions and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia where she is chair of the compensation committee and is a member of the risk committee. She is also a member of the Board of Directors of The Kroger Company where she is chair of the public responsibilities committee and a member of the finance committee. In addition, Ms. Aufreiter is on the board of a privately held company, Cadillac Fairview Property Trust, a subsidiary of Ontario Teachers’ Pension Plan. Ms. Aufreiter also serves on the boards of Unity Health Toronto, and is a member of the Dean’s Advisory Board for the Ivey Business School in London, Ontario, Canada. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In June, 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at The University of Western Ontario.

David B. Kaplan (1967)   Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He is a member of the Ares Executive Management Committee and serves on several Ares Investment Committees including, among others, the Ares Corporate Opportunities and Ares Special Opportunities Investment Committees. Additionally, Mr. Kaplan is the Co-Chairman and Chief Executive Officer of Ares Acquisitions Corporation II ("AACT"). Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of MYT Netherlands Parent B.V., the parent entity of Mytheresa GmbH. Mr. Kaplan also serves as a member of the board of directors of X-Energy Reactor Company, LLC and as the Chairman of the board of directors of the parent entity of Cooper's Hawk Winery & Restaurants. Mr. Kaplan's previous public company board experience includes Floor & Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company's Chairman, GNC Holdings, Inc., Dominick's Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as Chairman of the Board of Directors of Cedars-Sinai Medical Center, and on the President's Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan with a Bachelor of Business Administration degree, concentrating in Finance.

Marjorie Lao. Ms. Lao (1974) was appointed to our Supervisory Board in November 2020, and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA, Monde Nissin UK Ltd, and Sitecore Holding II A/S, and on the Board of Commissioners of GoTo Gojek Tokopedia (Indonesia). She is also a member of the Harvard Business School European and Global Advisory Boards. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Cesare J. Ruggiero (1976)   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020 and currently serves on the Nominating, Governance and Compensation Committee. Mr. Ruggiero is a managing director with CPP Investments and leads the Portfolio Value Creation group. He works with portfolio companies across private equity, infrastructure and sustainable energies investments to achieve full value potential. He serves on the Private Equity Investment Committee. Prior to joining CPP Investments in 2014, Cesare worked at The Boston Consulting Group (BCG) where he advised companies in business strategy and operational improvement. Prior to BCG, Cesare worked at Capgemini (formerly Cap Gemini Ernst & Young) as the head of the U.S. M&A practice area and co-led the global M&A practice. Mr. Ruggiero is a member of the Board and the Nomination and Governance Committee of Informatica Inc. since July 2023. He serves on the board of Ports of America and is member of the Compensation Committee and Operations Committee since December 2021. Cesare holds an Hons. BA with high distinction in International Relations from the University of Toronto.

Susan Gail Saideman (1962)   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee and is Chairperson of the Nominations, Governance and Sustainability Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited which provides consulting and advisory services. Previously, Ms. Saideman served as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London as head of Amazon Fashion from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, Japan and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019 where she is also on the Audit and Governance, Nominating & Corporate Responsibility Committees. She serves on the advisory board of Endeavor.org. Previously, she was on the board of PrePac Manufacturing and DevaCurl. She also previously served on the boards of FIRST Washington and Harvey Mudd College. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Michaela Tod (1969)  Ms. Tod was appointed to our Supervisory Board in January 2021 and chairs the Compensation Committee since September 2022. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1, a German broadcaster. Prior to this she spent 14 years at Dyson Technology Ltd, a premium electronics firm. At Dyson, she spent extensive time in East Asia and served as President of the Greater China region. Ms. Tod is also on the board of Robert Walters plc, a global recruitment firm. She served as an independent board member at Chiaro Technology ltd since November 2022 and stepped into the role of CEO in July 2023. Ms. Tod holds an M.A. in Business and Economics from Wirtschaftsuniversität Vienna, Austria.

Sascha Zahnd (1975)  Mr. Zahnd was appointed to our Supervisory Board in December 2020 and serves on our Audit Committee. Mr. Zahnd is the former Vice President Global Supply Chain from 2016 to 2019 and Vice President EMEA at Tesla Inc. from 2019 until end of 2020, an automotive and clean energy company. Prior to joining Tesla, Mr. Zahnd was the Vice President, Supply & Procurement at ETA S.A./The Swatch Group, a company designing and manufacturing watches, from 2010 to 2016. From 2001 to 2010, Mr. Zahnd held a series of management positions at IKEA, a multinational conglomerate in the home furnishing space. Mr. Zahnd serves on the Board and Audit Committee of Logitech. He also serves as an independent board member and member of the Strategy Committee of Valeo, a European company listed at Euronext in Paris governed by the laws of France and Europe. Mr. Zahnd is the former non-executive chairman and a member of the Audit Committee of Valora Holding AG, a Swiss retail holding company. He also served as president and a member of the Executive and Steering Committees of the Board of digitalswitzerland, an association and foundation of leading companies, organizations, academia and politics with the goal of establishing Switzerland as a leading global digital innovation hub. Mr. Zahnd holds an Executive MBA degree from IMD Business School in Lausanne and a BA degree in Business Administration from University of Applied Sciences in Basel.